Points International Reports Second Quarter 2010 Financial Results

– Revenue of $21.7 Million
– Gross Margin1 expands 200 basis points sequentially to 19.9%
– Achieves fourth consecutive quarter of positive EBITDA2 and third consecutive quarter of net income profitability
– Expanded Points Partner Network through increased transactional activity and new product and partnership launches
– Announced re–launch of Points.com

Toronto, Canada – August 10, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced results for the second quarter ended June 30, 2010. All financial results are in US Dollars.

“We are pleased to report that our second quarter marked a continuation of the positive momentum we experienced in the first quarter of 2010 as evidenced by our strengthened financial position, our expanded partner network and our improved competitive positioning," said CEO Rob MacLean. “Despite a slight sequential revenue decline, attributable to traditional second quarter seasonality, we drove sequential gross margin improvement through the addition of higher margin partnerships and held the line on operating expenses. As a result, we posted our fourth consecutive quarter of positive EBITDA and third consecutive quarter of net income profitability. Importantly, our solid financial position enabled us to internally fund capital expenditures, including the ongoing rollout of our ePOCH platform and the re–launch of our Points.com consumer portal, while maintaining a strong cash position.”

MacLean continued, "During the second quarter, we expanded the Points Partner Network with a 36% year–over– year increase in transactional activity across our platform. This performance has enabled us to effectively offset the significant revenue that Delta contributed during the same period last year. Key to delivering this achievement has been our ongoing progress in driving more activity among existing partners and the addition of three new leading loyalty programs including Virgin America’s Elevate, La Quinta Inns and Suites’ Returns and UK Airmiles’ Travel Rewards. More recently, we announced a new partnership with Alitalia, a leading Italian airline, which builds upon our international footprint and extends the scope of our offering in Europe. Notably, the ongoing rollout of Project ePOCH continues to generate significant cost savings to Points as we integrate new partners and upgrade existing partners onto the new e–commerce platform. Subsequent to quarter–end, we completed the successful re–launch of our new Points.com consumer website. We believe our new Points.com consumer portal will play an integral role in increasing loyalty program engagement by enabling new and unique ways for consumers to transact loyalty currency in a manner that is profitable to our loyalty program partners. While it is still early in the launch, the initial response from our participating partners has been encouraging and we have developed a strong backlog of partners interested in participating on the new site.”

_____________________________
1 Gross Margin (total revenues less direct cost of principal revenue) is considered by management to be an integral measure of financial performance. Gross Margin is not a recognized measure under generally accepted accounting principles.
2 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring) is considered by management to be a useful measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

Second Quarter 2010 Financial Results

Total revenue for the second quarter of 2010 was $21.7 million. Revenue was up 2% over $21.3 million reported in the second quarter of 2009, and down 8% over $23.5 million reported in the first quarter of 2010. Principal revenue totaled $20.1 million, an increase of 2% over $19.6 million in the same period last year, and a decrease of 8% over $21.8 million in the first quarter of 2010. Other partner revenue was $1.6 million, a decrease from $1.7 million reported in the same period of last year and $1.7 million in the first quarter of 2010.

Gross margin for the second quarter of 2010 was $4.3 million, or 19.9% of revenue, compared to gross margin of $3.3 million, or 15.5% of revenue in the second quarter of 2009. Gross margin for the first quarter of 2010 was $4.2 million, or 17.9% of revenue.

Points reported net income for the second quarter of 2010 of $92,000. This compares to a net loss in the second quarter of 2009 of $471,000, and to net income in the first quarter of 2010 of $460,000.

During the second quarter of 2010, Points reported positive EBITDA of $237,000 compared to an EBITDA loss of $566,000 in the same period of 2009 and positive EBITDA of $246,000 in the first quarter of 2010.

As of June 30, 2010, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash, short–term investments and amounts with payment processors was $29.3 million. The sequential decline is attributable to traditional seasonal cash flows, and, to a lesser degree, investment in capital expenditures. The Company remains debt–free. The Company is pleased with its overall financial position and its ability to leverage its strong cash position and positive free cash flow to fund capital expenditures internally.

Second Quarter 2010 Business Metrics

	Q2/10	Q1/10	Q2/10 vs. Q1/10	Q2/09	Q2/10 vs. Q2/09
TOTAL ALL CHANNELS(*)
Points/Miles Transacted (in 000s)	2,724,245	2,770,973	–2%	1,999,246	36%
No. of Points/Miles Transactions	286,953	285,191	1%	224,999	28%
LOYALTY CURRENCY SERVICES(*)
Points/Miles Transacted (in 000s)	2,484,218	2,485,539	0%	1,711,731	45%
No. of Points/Miles Transactions	271,374	266,992	2%	201,891	34%
Cumulative Points/Miles Transacted (in 000s)	46,909,838	44,425,619	6%	37,093,584	26%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	240,027	285,434	–16%	287,515	–17%
No. of Points/Miles Transactions	15,579	18,199	–14%	23,108	–33%
Cumulative Registered Users	2,525,059	2,467,663	2%	2,252,404	12%

* For comparative purposes, Buy, Gift and Transfer activity for Delta has been excluded from the 2009 metrics presented.

Business Outlook

The Company is reiterating its financial guidance for the year ended December 31, 2010, as follows:

  Revenue is expected to be in the range of $85 million to $95 million, representing a 7% to 19% increase over 2009 revenue
  Adjusted EBITDA, as a percent of revenue, is expected to be in the range of 3% to 5%
  Net Income is expected to be positive on a full year basis

MacLean added, “We are very pleased with our strong performance in the first half of 2010 and remain optimistic about our prospects for the balance of the year. Given our first half momentum, we are reiterating our full year guidance which implies a continued acceleration in revenue and a marked improvement in EBITDA profitability. Key to driving increased revenues and profitability on a go–forward basis will be adding new products and higher– margin partnerships to our scalable e–commerce platform. Longer–term, we believe our consumer portal will offer significant growth and profitability opportunities by promoting brand awareness , increased user engagement and the ability to cross merchandise all of our services to a large and targeted database. We are increasingly confident in our business strategy and growth prospects and believe our improving fundamentals will continue to contribute to our strong competitive positioning.”

Investor Conference Call

Points' quarterly conference call with investors will be held today at 5:00 PM Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877–941–8418 ten minutes prior to the scheduled start time. International callers should dial 480–629–9809. Points International will also offer a live and archived webcast, accessible from the "Investor Relations" section of the company's Web site at www.pointsinternational.com. A telephonic replay of the conference call will also be available until 11:59 pm ET on Wednesday, August 17, 2010 by dialing 877–870–5176 and entering passcode: 4330527.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit www.pointsinternational.com.

Caution Regarding Forward–Looking Statements

This press release contains or incorporates forward–looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward–looking information within the meaning of Canadian securities legislation (collectively "forward–looking statements"). These forward–looking statements include our guidance for 2010 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward–looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward–looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in–market and newly launched products and services will perform in a manner consistent with the Company's past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form–20–F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward–looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward–looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Points International
Christopher Barnard, President
christopher.barnard@points.com
(416) 596–6381

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829–5400

Points International Ltd.
CONSOLIDATED BALANCE SHEETS

	As at
(Unaudited) (United States $ in thousands)	June 30, 2010	December 31, 2009

ASSETS
Current Assets
Cash and cash equivalents	$22,386	$26,414
Restricted cash	1,752	802
Funds receivable from payment processors	2,496	5,855
Security deposits	2,646	2,463
Accounts receivable	1,288	1,907
Current portion of future income tax assets	1,306	945
Current portion of deferred costs	138	139
Prepaid expenses and other assets	684	759
	32,696	39,284
Deferred costs	76	82
Other assets	874	951
Property and equipment	1,341	607
Intangible assets	4,123	2,014
Goodwill	4,205	4,205
	10,619	7,859
	$43,315	$47,143

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$2,671	$3,087
Current portion of other liabilities	758	609
Payable to loyalty program partners	25,437	30,215
	28,866	33,911
Long–term portion of other liabilities	710	301
	29,576	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(2,607)	(2,566)
Accumulated deficit	(48,911)	(49,463)
	(51,518)	(52,029)
Capital stock	56,665	56,662
Contributed surplus	8,592	8,298
	13,739	12,931
	$43,315	$47,143

Points International Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited) (United States $ in thousands, except per share amounts)	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
REVENUE
Principal	$20,063	$19,640	$41,900	$39,000
Other partner revenue	1,595	1,675	3,259	3,426
Interest	5	9	6	44
	21,663	21,324	45,165	42,470
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	17,356	18,025	36,643	35,551
Employment costs	2,646	2,685	5,310	5,456
Marketing & communications	282	263	544	731
Technology services	224	235	435	442
Amortization	152	177	287	350
Foreign exchange gain	(13)	(361)	(35)	(169)
Operating expenses	918	682	1,750	1,436
	21,565	21,706	44,934	43,797
OPERATING INCOME (LOSS) – before undernoted	98	(382)	231	(1,327)
Interest and other charges	6	11	21	24
INCOME (LOSS) BEFORE INCOME TAXES	92	(393)	210	(1,351)
Future income taxes (recovery) expense	–	78	(342)	219
NET INCOME (LOSS)	$92	$(471)	$552	$(1,570)
OTHER COMPREHENSIVE LOSS:
(Loss) gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $95 and recovery of $7	(212)	–	16	–
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $18 and $26	(39)	–	(57)	–
OTHER COMPREHENSIVE LOSS	(251)	–	(41)	–
COMPREHENSIVE INCOME (LOSS)	$(159)	$(471)	$511	$(1,570)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.01	$(0.01)

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(Unaudited) (United States $ in thousands, except per share amounts)	2010	2009	2010	2009
ACCUMULATED DEFICIT – Beginning of period	$(49,003)	$(50,626)	$(49,463)	$(49,527)
NET INCOME (LOSS)	92	(471)	552	(1,570)
ACCUMULATED DEFICIT – End of period	$(48,911)	$(51,097)	$(48,911)	$(51,097)

ACCUMULATED OTHER COMPREHENSIVE LOSS – Beginning of period	$(2,356)	$(2,566)	$(2,566)	$(2,566)
Other comprehensive loss	(251)	–	(41)	–
ACCUMULATED OTHER COMPREHENSIVE LOSS – End of period	$(2,607)	$(2,566)	$(2,607)	$(2,566)

Points International Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(Unaudited) (United States $ in thousands)	2010	2009	2010	2009

Net income (loss)	$92	$(471)	$552	$(1,570)
Items not affecting cash
Amortization of property and equipment	82	92	147	174
Amortization of deferred costs	–	–	–	2
Amortization of intangible assets	70	85	140	174
Future income taxes (recovery) expense	–	78	(342)	219
Unrealized foreign exchange loss (gain)	242	(728)	496	(413)
Employee stock option expense	149	166	294	324
Net loss on derivative contracts designated as cash flow hedges	(365)	–	(60)	–
Changes in non–cash balances related to operations	(3,344)	(1,139)	(622)	1,943
CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES	(3,074)	(1,917)	605	853
Additions to property and equipment	(836)	(88)	(881)	(209)
Additions to intangible assets	(1,732)	(167)	(2,249)	(177)
Changes in restricted cash, sale (purchase) of investments	471	–	(950)	–
CASH FLOWS USED IN INVESTING ACTIVITIES	(2,097)	(255)	(4,080)	(386)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(300)	675	(553)	373

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,471)	(1,497)	(4,028)	840

CASH AND CASH EQUIVALENTS – Beginning of period	27,857	25,191	26,414	22,854

CASH AND CASH EQUIVALENTS – End of period	$22,386	$23,694	$22,386	$23,694